Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-217522, 333-224134, and 333-229169) pertaining to the 2008 Equity Incentive Plan, the Gazzang 2008 Stock Purchase and Option Plan, the 2017 Equity Incentive Plan, the 2017 Employee Stock Purchase Plan, the Hortonworks, Inc. Amended and Restated 2014 Stock Option and Incentive Plan, and the Hortonworks, Inc. 2011 Stock Option and Grant Plan of Cloudera, Inc. of our reports dated March 29, 2019, with respect to the consolidated financial statements of Cloudera, Inc., and the effectiveness of internal control over financial reporting of Cloudera, Inc., included in this Annual Report (Form 10-K) for the year ended January 31, 2019.

 /s/ Ernst & Young LLP

San Jose, California
March 29, 2019